Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of February 25, 2022 (the “Execution Date”), by and between LucidDx Labs Inc., a Delaware corporation (“Buyer”) and Lucid Diagnostics Inc., a Delaware corporation (“Buyer Parent”), on the one hand, and ResearchDx, Inc., a California corporation (“Seller”), on the other hand. Buyer, Buyer Parent and Seller are sometimes referred to herein individually as a “Party” and collectively as the “Parties” to this Agreement. The capitalized terms used herein and not otherwise defined herein have the meanings given to such terms as set forth in Appendix A hereto.

RECITALS

WHEREAS, Seller owns and operates a CLIA-certified, high-complexity clinical laboratory doing business as “Pacific Diagnostics” located at _________ (“Laboratory”) to perform, or arrange for the performance of, certain laboratory testing services for the benefit of Buyer related to the EsoGuard assay, including without limitation DNA extraction, NGS sequencing and Specimen storage (the “Business”);

WHEREAS, upon the terms and subject to the conditions set forth herein, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, certain software, licenses, certifications, and other assets used in the operation of the Business as currently conducted, as set forth in Section 1.1 (other than the Excluded Assets), in exchange for the consideration set forth herein, on the terms and subject to the conditions set forth herein (the “Asset Purchase”); and

WHEREAS, Buyer Parent desires to become a party to this Agreement and to guarantee Buyer’s payment and indemnification obligations set forth in this Agreement so as to induce Seller to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ACQUIRED ASSETS

1.1 Acquired Assets. At the Closing, on the terms and subject to the conditions of this Agreement, and on the basis of the representations, warranties, covenants and agreements herein contained, Seller hereby agrees to sell, convey, assign, transfer and deliver to Buyer, and Buyer hereby agrees to purchase, accept, and take from Seller, all of the Acquired Assets, free and clear of any Encumbrances (other than the Assumed Liabilities and Permitted Encumbrances).

1.2 Excluded Assets. Except for the Acquired Assets subject to Section 1.1, Buyer expressly acknowledges and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, the Excluded Assets.

1.3 Excluded Liabilities. Except as expressly set forth in Section 1.4, Buyer shall not assume, whether as a transferee or successor, by contract, operation of law or otherwise, and Seller shall remain liable for, any and all Liabilities or Encumbrances (other than Permitted Encumbrances) of Seller of any kind whatsoever, whether known, unknown, liquidated or contingent, whether presently in existence or arising or asserted hereafter. Buyer shall not assume, whether as a transferee or successor, by contract, operation of law or otherwise, and Seller shall remain liable for, all Excluded Liabilities.

1.4 Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge the liabilities and obligations attributable to Buyer’s ownership or operation of the Acquired Assets after the Closing (as defined below) (collectively, the “Assumed Liabilities”).

1.5 Purchase Price.

(a) Aggregate Purchase Price. Subject to the adjustments and conditions set forth in this Section 5, in consideration for the sale, conveyance, assignment, transfer and delivery to Buyer of the Acquired Assets and other representations, warranties, covenants, conditions and agreements set forth herein, Buyer shall pay to Seller an aggregate purchase price in an amount equal to Eight Million Dollars ($8,000,000) in accordance with Section 1.5(b) (collectively and as adjusted, the “Purchase Price”).

(b) Payment of Purchase Price. Buyer shall pay the Purchase Price to Seller as follows:

(i) an amount in cash equal to Three Million Two Hundred Thousand Dollars ($3,200,000) (the “Upfront Purchase Price”), which shall be payable as follows:

(A) an amount in cash equal to One Million Dollars ($1,000,000) (the “First Upfront Purchase Price Installment”) shall be payable by wire transfer of immediately available funds to the account provided by Seller on the Closing Date;

(B) an amount in cash equal to One Million Two Hundred Thousand Dollars ($1,200,000) (the “Second Upfront Purchase Price Installment”) shall be payable by wire transfer of immediately available funds to the account provided by Seller within two (2) Business Days of the date on which the approval is obtained from the applicable Governmental Authorities for the transfer of the CLIA certificate, CAP accreditation and State of California Clinical Laboratory license in respect of the Laboratory (such approval, the “First Required Approval”), which certificates and permits shall be subsequently transferred and delivered by Seller to Buyer, it being agreed and understood that Seller is hereby obligated to transfer and deliver to Buyer such certificate and permits promptly after the First Required Approval is obtained; and

(C) an amount in cash equal to One Million Dollars ($1,000,000) (the “Third Upfront Purchase Price Installment”) shall be payable by wire transfer of immediately available funds to the account provided by Seller within two (2) Business Days of the date on which the approval is obtained from the applicable Governmental Authorities for the transfer of the Maryland, New York, Pennsylvania and Rhode Island Clinical Laboratory licenses (such approval, the “Second Required Approval” and, together with the First Required Approval, the “Required Approvals”; the certificates and permits subject to the Required Approvals, the “Business Permits”), which certificates and permits shall be subsequently transferred and delivered by Seller to Buyer, it being agreed and understood that Seller is hereby obligated to transfer and deliver to Buyer such certificate and permits promptly after the Second Required Approval is obtained; provided that the Third Upfront Purchase Price Installment shall not be payable until the Second Upfront Purchase Price Installment has become payable hereunder.

(ii) subject to Section 1.5(b)(i)(B)(iv), an amount equal to Three Million Dollars ($3,000,000) (“Total Earnout Amount”) payable in cash or, in Buyer’s sole discretion, newly issued common stock of Buyer Parent, pursuant to the terms of an earnout during the thirty-six (36) month period commencing on the Closing Date (“Earnout Period”); provided that in no event may the aggregate amount of Buyer Parent common stock issued pursuant to the foregoing exceed 19.99% of the issued and outstanding common stock of Buyer Parent as of the Closing Date; provided further that if Buyer elects to make a portion of the Earnout Payment in shares of Buyer Parent common stock and less than all of the number of elected shares that may be so used is limited due to the foregoing cap, any Earnout Payment amount applicable to such reduction shall be payable in cash; provided further that there shall be no restrictions whatsoever applicable to such common stock (including any lock-up) other than as required by law. Any Buyer Parent common stock issued pursuant to the foregoing shall be valued based on the volume weighted average price thereof during the last 20 trading days of the quarterly period in respect of which such shares are being issued. The earnout will be paid during the Earnout Period in quarterly installments of Two Hundred Fifty Thousand Dollars ($250,000) (“Earnout Payment”). Each quarterly Earnout Payment will be made by the fifteenth (15th) day following the expiration of each applicable three (3)-month quarterly period during the Earnout Period. In the event of the termination of the Management Services Agreement by Buyer pursuant to Article V(b)(1), (b)(2) or (b)(3) thereof, the payment obligations under this Section 1.5(b)(ii) shall become null and void, and commencing on such effective date of termination (x) Buyer shall have no obligation whatsoever to make any further Earnout Payments, and (y) Seller shall have no right, title, or interest whatsoever in any further Earnout Payments. Notwithstanding the foregoing, any unpaid portion of the Total Earnout Amount shall become immediately due and payable if the First Required Approval has been obtained and either (A) Buyer terminates the Management Services Agreement for any reason other than Article V(b)(1), (b)(2) or (b)(3) thereof or (B) the Parties terminate the Management Services Agreement by mutual agreement. Seller hereby directs Buyer to make any Earnout Payment (or portion thereof) that Buyer elects to make in shares of Buyer Parent common stock by issuing such shares to Endeavour Investments, LLC, and Seller hereby acknowledges and agrees that any such issuance shall be in full satisfaction of Buyer’s obligation to make such Earnout Payment (or portion thereof).

(iii) an amount in cash equal to One Million Eight Hundred Thousand Dollars ($1,800,000) payable in quarterly amounts of One Hundred Fifty Thousand Dollars ($150,000) (“Minimum Quarterly Payment”) during the thirty-six (36) month period commencing on the Closing Date pursuant to the Management Services Agreement as consideration for Seller’s performance of services thereunder. Each Minimum Quarterly Payment will be paid by the Buyer by the fifteenth (15th) day following the expiration of each applicable three (3)-month quarterly period during the term of the Management Services Agreement. The Minimum Quarterly Payment under this Section 1.5(b)(iii) shall be subject to the representations, warranties, covenants, conditions, and agreements in the Management Services Agreement and payable only if and while the Management Services Agreement is effective between Buyer and Seller. In the event of the termination or expiration of the Management Services Agreement, the payment obligations under this Section 1.5(b)(iii) shall become null and void and commencing on such effective date of termination (x) Buyer shall have no obligation whatsoever to make any further Minimum Quarterly Payments, and (y) Seller shall have no right, title, or interest whatsoever in any further Minimum Quarterly Payments, provided that if the effective date of such termination occurs during any three (3)-month quarterly period, Buyer shall pay to Seller an amount equal to the ratable portion of the Minimum Quarterly Payment in respect of that partial period. For the abundance of clarity, except as provided in the proviso of the prior sentence, Buyer shall not be required to pay to Seller any unpaid Minimum Quarterly Payments if Buyer terminates the Management Services Agreement with or without cause.

(iv) For avoidance of doubt, the parties hereby acknowledge and agree that unless and until the First Required Approval is obtained and Seller has complied with its obligations following receipt of the First Required Approval under Section 1.5(b)(i)(B), Buyer shall have no obligation whatsoever to pay the Second Upfront Purchase Price Installment, the Third Upfront Purchase Price Installment or to make any Earnout Payment to Seller, and Seller shall have no right, title, or interest whatsoever in any such payments.

(v) For purposes of this Section 1.5, the first three (3)-month quarterly period in respect of which any amounts may be payable hereunder shall begin on the Closing Date.

1.6 Allocation of Purchase Price. The Purchase Price and the Assumed Liabilities (and other relevant items) shall be allocated for Tax purposes among the Acquired Assets in a manner as shall be mutually agreed by the Parties. Buyer and Seller agree to complete and file Form 8594, and any other required reports in accordance with Section 1060 of the Code, with their respective federal income Tax Returns for the Tax year in which the Closing Date occurs (and any amended Form 8594, if necessary) in a manner consistent with any such agreed upon allocation.

1.7 Fair Market Value. The Parties hereby declare that the Purchase Price is consistent with the fair market value and has not been determined in any manner that takes into account, directly or indirectly, the (i) volume or value of any patient referrals or business generated by either Party; (ii) volume or value of the laboratory testing services to performed by Buyer; (iii) the value or volume of the amount to be billed, collected, or reimbursed to Buyer; or (iv) the gross or net revenues to be collected by Buyer resulting from the transaction under this Agreement.

ARTICLE II

CLOSING

2.1 Time and Place of the Closing. Subject to the terms and conditions of this Agreement, the Closing shall take place remotely via the exchange of signatures on February 25, 2022 or at such other time, date or place as Seller and Buyer may mutually determine (“Closing Date”). The Closing shall be deemed effective as of 12:00 a.m. (Pacific Standard Time) on the Closing Date (“Effective Time”).

2.2 Closing Deliveries of Seller. In addition to the other covenants set forth in this Agreement, on or prior to the Closing, Seller shall have delivered to Buyer the following:

(a) a certificate of Seller’s secretary or an assistant secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by Seller’s board of directors and authorizing the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(b) Uniform Commercial Code, tax and judgment lien search results, dated as of a date reasonably close to the Closing, with respect to any Encumbrances on the Acquired Assets from its jurisdiction of organization and each other jurisdiction in which such Seller is qualified to do business or where any Acquired Assets are located, along with evidence reasonably satisfactory to Buyer that any Encumbrances (other than Permitted Encumbrances) on the Acquired Assets have been released and discharged;

(c) a duly executed counterpart to the Bill of Sale, Assignment and Assumption Agreement in the form attached hereto as Exhibit A (“Bill of Sale”);

(d) a duly executed counterpart to the Management Services Agreement between Buyer and Seller in the form attached hereto as Exhibit B;

(e) a duly executed counterpart to the Lease Agreement between Buyer and Endeavour Investments, LLC for the Facilities in the form attached hereto as Exhibit C; and

(f) such other bills of sale, deeds, assignments, certificates of title and other documents of transfer as may be reasonably requested by Buyer in order to convey to Buyer good and marketable title to all of the Acquired Assets, free and clear of all Encumbrances, except for the Permitted Encumbrances, and in order to carry out the intentions and purposes of this Agreement and the Transaction Agreements.

2.3 Closing Deliveries of Buyer. In addition to the other covenants set forth in this Agreement, on or prior to the Closing, Buyer shall have delivered to Seller the following:

(a) the First Upfront Purchase Price Installment, payable in accordance with Section 5;

(b) a certificate of Buyer’s secretary or an assistant secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by Buyer’s board of directors and authorizing the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(c) a duly executed counterpart to the Management Services Agreement between Buyer and Seller in the form attached hereto as Exhibit B;

(d) a duly executed counterpart to the Lease Agreement between Buyer and Endeavour Investments, LLC for the Facilities in the form attached hereto as Exhibit C.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, except as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (the “Seller Disclosure Schedule”) (each section of which (i) shall be deemed for all purposes to be part of the representations and warranties made hereunder and (ii) qualifies the corresponding section in the Agreement and the other sections in the Agreement, as the case may be, to the extent that it is reasonably apparent on its face that such disclosure qualifies or applies to such other section(s)), Seller represents and warrants to Buyer as of the date of this Agreement as follows:

3.1 Organization and Corporate Power. Seller is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of California and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is currently being conducted. Seller is qualified or registered to do business and is in good standing (to the extent such concept or a comparable status is recognized) in each other jurisdiction where the nature of its business requires such qualification or registration, except where the failure to be so qualified, registered or in good standing would not reasonably be expected to result in a Material Adverse Effect.

3.2 Authority for Agreement. Seller has full corporate power and authority to enter into and perform its obligations under this Agreement and the Transaction Agreements to which Seller is or will be a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and any other Transaction Agreement to which Seller will be a party and the consummation by Seller of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action. No other corporate action on the part of Seller or any shareholder, officer, director or other governing body of the foregoing is necessary to approve and authorize the execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Transaction Agreements have been duly executed and delivered by Seller and assuming the due execution and delivery by Buyer and Buyer Parent, as applicable, are legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and general principles of equity.

3.3 No Violations to Result. Subject to or except for the Required Consents set forth on Schedule 3.3, the execution, delivery and performance by Seller of this Agreement and the Transaction Agreements and the consummation by Seller of the transactions contemplated hereby and thereby and the fulfillment by Seller of the terms hereof and thereof, do not and will not: (a) violate or breach in any material respect or constitute a default under (or event which, with the giving of notice or lapse of time, or both, would become a default under), accelerate or permit the acceleration of the performance required by (i) any of the terms of the certificate of incorporation, by-laws or equivalent organizational documents or any resolution adopted by any of the members or managers of Seller, (ii) any material Contract to which Seller is a party relating to the Business or (iii) any Law applicable to Seller; except in each case of (ii) and (iii) as would not reasonably be expected to result in a Material Adverse Effect; (b) give any Person the right to cancel, terminate or modify any material Contract to which Seller is a Party relating to the Business; (c) give any Governmental Authority or other Person the right to prohibit any of the transactions contemplated by this Agreement; (d) give any Governmental Authority the right to revoke, withdraw, suspend, cancel, modify or terminate any Business Permit; (e) require on the part of Seller to make any notice to, filing with, or consent of, any Governmental Authority with respect to any Business Permit; or (f) result in the creation or imposition of any Encumbrance upon any of the Acquired Assets. Other than as set forth on Schedule 3.3, no notice to, filing with or consent of any Person is necessary in connection with, and no “change of control” provision in any material Contract to which Seller is a Party relating to the Business is, or will be, triggered by, the authorization, approval, execution, delivery or performance by Seller of this Agreement and the Transaction Agreements or the consummation by Seller of the transactions contemplated hereby or thereby.

3.4 Taxes.

(a) Seller has filed (or has had filed on its behalf) on a timely basis (after giving effect to any extensions of time to file) all Tax Returns required to have been filed with respect to the Acquired Assets, and all such Tax Returns are correct and complete in all material respects. Seller has not requested or been granted any extension of time within which to file any Tax Return with respect to the Acquired Assets, which Tax Return has not since been filed.

(b) All Taxes required to have been paid by Seller with respect to the Acquired Assets (whether or not shown on any Tax Return) have been paid on a timely basis, except with respect to matters contested in good faith. There are no Encumbrances for Taxes on any of the Acquired Assets other than Permitted Encumbrances.

(c) Seller has withheld and paid over all Taxes with respect to the Acquired Assets required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements with respect to the Acquired Assets, in connection with amounts paid or owing to any employee, independent contractor, creditor or any other third party. Since January 1, 2020, all Persons that have provided services to Seller with respect to the Acquired Assets have been classified by Seller as employees for purposes of Laws applicable to Taxes and employee benefits were properly so classified.

(d) Seller has complied with all sales Tax resale certificate exemption requirements in all material respects with respect to the Acquired Assets.

(e) There is no pending or to Seller’s Knowledge threatened (in writing) examination, audit, or other Proceeding for the assessment or collection of Taxes that could result in an Encumbrance against the Acquired Assets other than the Permitted Encumbrances. To Seller’s Knowledge, there are no jurisdictions outside the United States in which Seller is required to file a Tax Return with respect to the Acquired Assets, or is otherwise subject to Tax with respect to the Acquired Assets by virtue of having a permanent establishment or other place of business outside the United States. No claim has ever been made in writing to the Seller by a Governmental Authority in a jurisdiction where Seller does not currently file Tax Returns that Seller is or may be subject to taxation (including obligations to withhold amounts with respect to Tax) by that jurisdiction with respect to the Acquired Assets. Seller has not conducted activities in any jurisdiction that will require it to pay Taxes or file Tax Returns in such jurisdiction of a type that it had not filed or paid in the most recently ended taxable period for which a Tax or a Tax Return of such type would be due and which is listed on Schedule 3.4(e).

(f) There is no taxable income relating to the Acquired Assets that will be required under applicable Law to be reported by Buyer or any of its Affiliates for any period after the Closing Date which taxable income was realized (or reflects economic income arising) prior to the Closing Date.

3.5 Property; Assets.

(a) Except as otherwise disclosed on Schedule 3.5(a), Seller has not entered into any written or oral sublease, license, option or other right granting to any Person the right to use or occupy any portion of the Facilities, as currently in effect. Seller is not in breach of any mortgage to which the Facilities are subject.

(b) Except as set forth on Schedule 3.5(b), Seller has good and marketable title to or, in the case of leased property, has valid leasehold interests in all of the Acquired Assets, free and clear of Encumbrances other than Permitted Encumbrances. No other Customer of Seller has claimed in writing to Seller any ownership or leasehold interest, as applicable, in any of the Acquired Assets. Upon the Closing, Buyer will acquire exclusive, good and marketable title or license to or a valid leasehold interest in, as the case may be, the Acquired Assets, free and clear of all Encumbrances of any kind or nature, other than Permitted Encumbrances. The tangible assets included in the Acquired Assets are, in all material respects, in good working order and condition, ordinary wear and tear excepted. True, complete and correct copies of all leases of personal property and equipment included in the Acquired Assets have been provided or made available to Buyer.

3.6 Litigation. Except as set forth on Schedule 3.6, there is no Proceeding pending or to Seller’s Knowledge threatened in writing against the Business before any Governmental Authority that if determined adversely to Seller would be reasonably expected to have a Material Adverse Effect. To Seller’s Knowledge, neither Seller, nor any of its officers, are subject to or in default with respect to any material notice, order, writ, injunction or decree of any Governmental Authority or arbitration tribunal relating to the Business. Except as set forth on Schedule 3.6, since January 1, 2020, Seller has not settled or compromised any material Proceeding, whether filed or threatened, relating to the Business or otherwise except for immaterial amounts or in the ordinary course of business. There is no Proceeding by Seller relating to the Business pending, or which Seller has commenced meaningful and material preparations to initiate, against any other Person that would be reasonably expected to have a Material Adverse Effect.

3.7 Compliance with Laws.

(a) Since January 1, 2020, Seller has complied in all material respects with, is not in material violation of, and has not received any written notices of a material violation with respect to, any Laws, including, without limit, any Health Care Laws, applicable to the Business as currently conducted.

(b) Seller maintains all material Permits from any Governmental Authority necessary to carry on the Business as presently conducted. All Business Permits are in full force and effect (and shall remain in full force and effect immediately after giving effect to the transactions contemplated hereby), and Seller is in material compliance with the terms thereof. Seller has fulfilled and performed all of its obligations with respect to the Business Permits in all material respects and no event has occurred which allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Business Permit.

(c) Seller represents, warrants, and covenants that, it has complied in all material respects with any and all coverage and reimbursement rules and regulations of any Government Healthcare Program for any laboratory testing services performed and billed in operating the Business as currently conducted, as applicable.

(d) Seller and to Seller’s Knowledge each officer, director or employee of Seller: (i) has not been convicted of a criminal offense related to health care; (ii) is not under sanction, exclusion or investigation (civil or criminal) related to any health care related law, rule, regulation or obligation by any federal or state enforcement, regulatory, administrative or licensing agency and is eligible for participation in any Government Healthcare Program; and (iii) is not listed on the General Services Administration List of Parties Excluded from the Federal Procurement and Non-Procurement Program or the OIG List of Excluded Individuals and Entities.

(e) Neither Seller nor, to Seller’s Knowledge, any person providing services on behalf of the Business has entered into any arrangement involving the offering or paying of any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind to any person (i) in return for referring an individual to the Business for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by any federal or state healthcare program or any commercial third-party payor; or (ii) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service, or item from the Business for which payment may be made in whole or in part by any federal or state healthcare program or commercial third-party payor. There are no arrangements of Seller relating to the Business providing for any rebates, kickbacks or other forms of compensation that are unlawful to be paid to any person in return for the referral or generation of business for the Business or for the arrangement for recommendation of such referrals or business.

3.8 Intellectual Property.

(a) Seller is the sole and exclusive owner of, or has a valid and enforceable right to use and sublicense, all of the Licensed Software (excluding any and all third party software therein, including but not limited to open source software), free and clear of any Encumbrances other than Permitted Encumbrances.

(b) To Seller’s Knowledge, Seller is not a party to any material Proceeding, nor is any material Proceeding threatened in writing, against Seller, that involves a claim of infringement, unauthorized use or violation of any Licensed Software, or challenging the ownership, right to use, sell, distribute, license or sublicense, validity or enforceability of any Licensed Software in any material respect. To Seller’s Knowledge, the Licensed Software does not infringe or misappropriate, in any material respect, any Intellectual Property Rights of any Person. To Seller’s Knowledge, no third party is infringing upon or misappropriating in any material respect any Licensed Software.

3.9 Data Protection. Since January 1, 2020 Seller has complied in all material respects with all applicable Laws and its published privacy policies and internal privacy policies and guidelines in its operation of the Business as currently conducted, with respect to privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of Personal Data. As it pertains solely and exclusively to its operation of the Business as currently conducted, there has been no material loss, damage or unauthorized access, use, modification, or other material misuse of any Personal Data since January 1, 2020. Since January 1, 2020 Seller has not received a written claim by any Customer and to Seller’s knowledge no Customer has commenced any Proceeding against the Business with respect to any material loss, damage, or unauthorized material access, use, modification, or other misuse of any such information.

3.10 HIPAA; Privacy Laws. Seller has complied with HIPAA in its operation of the Business, as currently conducted. Since January 1, 2020, Seller has not received any written complaint from any Customer regarding the improper use or disclosure of such Customer’s Personal Data in its operation of the Business. Seller has complied with the California Confidentiality of Medical Information Act and California Consumer Privacy Act in its operation of the Business, including, without limit, how it collects, uses, discloses, amends, and destroys Customer’s Personal Data in its operation of the Business, as currently conducted.

3.11 CLIA.

(a) With respect to the Business as currently conducted, Seller has been and is currently in material compliance with the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a) (“CLIA”), 42 C.F.R. part 493, applicable Law of states and other jurisdictions governing the operation of clinical laboratories, and, to the extent applicable, the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and its implementing regulations, including provisions related to manufacturing, marketing, sale, and distribution of medical devices, and clinical research. With respect to the Business as currently conducted, Seller performs clinical tests that are either (a) U.S. Food and Drug Administration (“FDA”)-approved or FDA-cleared in vitro diagnostic devices used in accordance with the device manufacturer’s instructions for use, or (b) laboratory developed tests intended for clinical use and designed, manufactured and used within a single CLIA-certified facility that meets the requirements high-complexity testing under CLIA as described in 42 C.F.R. §§ 493.17(c)(4) and 493.25.

(b) With respect to the Business as currently conducted, Seller has no outstanding surveys or inspections by any Governmental Authority or any accreditation organization, including, without limitation, all corrective action plans or other responses to such survey or inspections except as set forth in Schedule 3.11(b)

(c) Any current employees and contractors of the Business as currently conducted, including, without limitation, each current laboratory director or other clinical-based management and technical personnel are in material compliance with all licensure, certification, and Permit requirements under CLIA and applicable Laws of states and other jurisdictions governing the operation of clinical laboratories and laboratory personnel.

3.12 Billing Compliance. All billings by Seller for the Business as currently conducted for laboratory services rendered and marketing practices in connection therewith, including, without limitation, billings to all Government Healthcare Programs, private individuals or patients, private or commercial third-party payors, have been true and correct and in compliance with all applicable Laws and applicable reimbursement policies and guidance, in each case in all material respects.

3.13 Paycheck Protection Program. Seller did not receive a government loan through the Paycheck Protection Program from the U.S. Small Business Administration (the “PPP Loan”) or if it did receive such a loan, such loan has been forgiven or repaid, as applicable.

3.14 Provider Relief Funds. Seller received government funds through the Provider Relief Funds under Phase I (General Distribution) from the U.S. Department of Health and Human Services (“HHS”) (the “PRF Funds”) in the total amount of $471,900 and allocated, spent, and/or returned such funds in material compliance with the applicable terms and conditions of the government program.

3.15 Phase II Provider Relief Funds. Seller did not apply for or receive any government funds through the Provider Relief Funds under Phase II (Application) from HHS or advancement of Medicare payments through the Centers for Medicare and Medicaid Services.

3.16 Operations of Business. As of Closing, the business and activities of Seller conducted at the Laboratory relate solely and exclusively to the Business, and all business and activities of Seller conducted for the benefit of Customers other than Buyer are so conducted at another CLIA certified laboratory.

3.17 Brokers. Except as set forth on Schedule 3.17, no Person has been retained by or is authorized to act on behalf of Seller who is entitled to any fee or commission as an investment banker, finder or broker in connection with the transactions contemplated by this Agreement.

3.18 Securities Law Matters. Each of Endeavour Investments, LLC and its owners is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Each of Endeavour Investments, LLC and its owners has been advised that any shares of common stock of Buyer Parent that it may receive hereunder in respect of the Total Earnout Amount has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Each of Endeavour Investments, LLC and its owners would be acquiring the shares of common stock of Buyer Parent for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and none of Endeavour Investments, LLC or its owners has any present intention of selling, granting any participation in, or otherwise distributing the same. Each of Endeavour Investments, LLC and its owners has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of the shares of common stock of Buyer Parent, is able to incur a complete loss of its investment in the shares of common stock of Buyer Parent without impairing each of Endeavour Investments, LLC’s or its owners’ financial condition and is able to bear the economic risk of owning the shares of common stock of Buyer Parent for an indefinite period of time.

3.19 No Further Representations. Seller does not make any representations or warranties to Buyer or Buyer Parent except as contained in this Agreement, and any and all statements made or information communicated by Seller or any of its Representatives outside of this Agreement (including by way of the documents provided in response to written diligence requests and any management presentations provided), whether verbally or in writing, are deemed to have been superseded by this Agreement, it being intended that no such prior or contemporaneous statements or communications outside of this Agreement shall survive the execution and delivery of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER PARENT

As a material inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, except as set forth in the corresponding sections or subsections of the disclosure schedule attached hereto (each section of which (i) shall be deemed for all purposes to be part of the representations and warranties made hereunder and (ii) qualifies the corresponding section in the Agreement and the other sections in the Agreement, as the case may be, to the extent that it is reasonably apparent on its face that such disclosure qualifies or applies to such other section(s)), each of Buyer and Buyer Parent, jointly and severally, represents and warrants to Seller as of the date of this Agreement as follows:

4.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Buyer Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Buyer and Buyer Parent is qualified or registered to do business and is in good standing (to the extent such concept or a comparable status is recognized) in each other jurisdiction where the nature of its business requires such qualification or registration, except where the failure to be so qualified, registered or in good standing would not reasonably be expected to result in a material adverse effect on the financial condition, business, results of operations or technology of the Buyer or the right or ability of Buyer to consummate the transactions contemplated by this Agreement or the Transaction Agreements.

4.2 Authority for Agreement. Each of Buyer and Buyer Parent has full corporate power and authority to enter into and perform its obligations under this Agreement and the Transaction Agreements to which Buyer of Buyer Parent is or will be a party and to consummate the transactions contemplated hereby and thereby. The board of directors of Buyer has duly and validly authorized the execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby. No other corporate action on the part of Buyer, Buyer Parent, or the board of directors of Buyer or any shareholder, officer, director or other governing body of the foregoing is necessary to approve and authorize the execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement and the Transaction Agreements to which Buyer or Buyer Parent is a party have been duly executed and delivered by Buyer and, assuming the due execution and delivery by each other Party hereto and thereto, are legal, valid and binding obligations of Buyer or Buyer Parent, as applicable, enforceable against Buyer or Buyer Parent, as applicable, in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights in general and general principles of equity.

4.3 No Violations to Result. Subject to the accuracy of the representations of Seller under Section 3.18, the execution, delivery and performance by Buyer and Buyer Parent of this Agreement and the Transaction Agreements and the consummation by Buyer and Buyer Parent of the transactions contemplated hereby and thereby and the fulfillment by Seller of the terms hereof and thereof, do not and will not: (a) violate or breach in any material respect or constitute a default under (or event which, with the giving of notice or lapse of time, or both, would become a default under), accelerate or permit the acceleration of the performance required by: (i) any of the terms of the articles of organization, bylaws, operating agreement or equivalent organizational documents, or any resolution adopted by any of the shareholders or directors of Buyer and Buyer Parent, (ii) any Contract to which Buyer or Buyer Parent or by which their assets are bound, or (iii) any Law applicable to Buyer or Buyer Parent; (b) give any Person any rights to accelerate performance or maturity, to declare a default or to exercise any remedy, under any Contract to which Buyer or Buyer Parent or by which their assets are bound or to cancel, terminate or modify any such Contract; (c) give any Governmental Authority or other Person the right to prohibit any of the transactions contemplated by this Agreement; (d) give any Governmental Authority the right to revoke, withdraw, suspend, cancel, modify or terminate any Permit held by Buyer or Buyer Parent or that is necessary to conduct its business or own its assets, or conduct the Business on and after the Closing Date or own the Acquired Assets on or after the Closing Date; (e) require on the part of Buyer or Buyer Parent to make any notice to, filing with, or consent of, any Governmental Authority with respect to any Permit held by Buyer or Buyer Parent; or (f) result in the creation or imposition of any Encumbrance upon any of its material assets or the Acquired Assets on or after the Closing Date. No notice to, filing with, or consent of, any Person is, or will be, triggered by, the authorization, approval, execution, delivery or performance by Buyer or Buyer Parent of this Agreement and the Transaction Agreements or the consummation by Buyer or Buyer Parent of the transactions contemplated hereby or thereby, except where the obligation to make such notice, filing or consent would not reasonably be expected to result in a material adverse effect on the financial condition, business, results of operations or technology of the Buyer or the right or ability of Buyer to consummate the transactions contemplated by this Agreement or the Transaction Agreements.

4.4 Permits; Compliance. Subject to the transfer of the Business Permits each of Buyer and Buyer Parent has obtained all Permits that are necessary for it and its Affiliates to enable it to conduct the Business as conducted by Seller as of and immediately following the Closing Date. All such Permits are in full force and effect, and each of Buyer and Buyer Parent is in material compliance with the terms thereof. Each of Buyer and Buyer Parent has fulfilled and performed all of its obligations with respect to such Permits.

4.5 Litigation. There is no Proceeding pending or to Buyer’s Knowledge threatened against, by or affecting Buyer, Buyer Parent or any Affiliate of Buyer or Buyer Parent that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or any of the other Transaction Agreements.

4.6 Sufficiency of Funds. Buyer, together with its Affiliates, will have sufficient cash to enable it to make payment of the Purchase Price when due and to consummate the transactions contemplated by this Agreement and the other Transaction Agreements. Each of Buyer and Buyer Parent acknowledges and agrees that Buyer’s and Buyer Parent’s performance of their obligations under this Agreement and the other Transaction Agreements is not in any way contingent upon the availability of financing to Buyer or Buyer Parent.

4.7 Solvency. Neither Buyer nor Buyer Parent is entering into this Agreement with the intent to hinder, delay or defraud any Person to which any of Buyer, Buyer Parent, or Seller is, or may become, indebted. Immediately after the Closing and after giving effect to this Agreement and the other Transaction Agreements and the other transactions contemplated hereby and thereby, Buyer will not be rendered insolvent (i.e., its financial condition is such that the sum of its debts is less than the fair value of its assets and the present fair salable value of its assets will be more than the amount required to pay its probable liability on debts as they become absolute and matured, including a reasonable estimate of the amount of all contingent liabilities).

4.8 Due Diligence. Each of Buyer and Buyer Parent has conducted its own independent investigation, review and analysis of the Business and the Acquired Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Each of Buyer and Buyer Parent acknowledges and agrees that it is relying (and will rely) solely on such investigations and inquiries, and the express representations and warranties of Seller set forth in this Agreement for all matters related to this Agreement and the other Transaction Agreements and the transactions contemplated by this Agreement and the other Transaction Agreements.

4.9 Brokers. No Person has been retained by or is authorized to act on behalf of Buyer or Buyer Parent who is entitled to any fee or commission as an investment banker, finder or broker in connection with the transactions contemplated by this Agreement.

4.10 No Further Representations. Neither Buyer nor Buyer Parent makes any representations or warranties to Seller except as contained in Article IV, and any and all statements made or information communicated by Buyer or any of its Representatives outside of this Agreement (including by way of the documents provided in response to written diligence requests and any management presentations provided), whether verbally or in writing, are deemed to have been superseded by this Agreement, it being intended that no such prior or contemporaneous statements or communications outside of this Agreement shall survive the execution and delivery of this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Access to Properties and Records. After the Closing Date, Seller shall provide Buyer and its Representatives with reasonable access, subject to applicable Law, at reasonable times, on reasonable notice and during ordinary business hours, at Seller’s places of business, to Seller’s personnel and such information related to the Acquired Assets in Seller’s possession or control as is reasonably necessary for financial reporting, human resources, contract administration, audit, regulatory compliance and accounting matters, the preparation and filing of any Tax Returns, reports or forms, or the defense of any Tax claim or assessment or other litigation, and Buyer and its Representatives shall be permitted to make extracts from, or take copies of, any books, records or other documentation related to the Acquired Assets as may be reasonably necessary for any such purposes; provided, that, the foregoing shall not require Seller to disclose any information of Seller or the Acquired Assets subject to attorney-client privilege or to the extent that such disclosure would contravene any applicable Law. For a period of three (3) years after the Closing Date, Seller shall maintain the books and records in existence as of the Closing Date relating to the Acquired Assets that it retains following the Closing Date.

5.2 Governmental Approvals and Consents. At all times from the Closing Date and running until all Governmental Authority approvals are obtained concerning the transfer of the Business Permits from Seller to Buyer, each of Buyer and Seller shall, at their own sole cost and expense, as promptly as possible (i) make, or cause or be made, all applications, filings and submissions required under any Law applicable to such Business Permits, and (ii) use commercially reasonable efforts to obtain, or cause to be obtained, the First Required Approval and the Second Required Approval.

5.3 Publicity. From and after the Closing Date, unless otherwise required by applicable Law or by stock exchange requirements or market rules, no Party shall make any public announcements in respect of this Agreement or the other Transaction Agreements or the transactions contemplated by this Agreement or the other Transaction Agreements or otherwise communicate with any news media without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and the Parties shall cooperate as to the timing and contents of any such announcement. Buyer and Seller shall mutually determine the form and substance of any press release, publicity or other public communication related to this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby. Unless previously approved in writing by Buyer and Seller, no Party shall make any disclosure of this Agreement or the existence, terms and conditions hereof (whether or not in response to an inquiry about the existence or subject matter of this Agreement), other than: (i) to its Representatives in connection with the transactions contemplated by this Agreement, which Representatives shall be subject to customary confidentiality obligations with respect thereto; (ii) internal announcements to their respective employees, which employees shall be subject to customary confidentiality obligations with respect thereto; and (iii) as required by Law.

5.4 Bulk Sales. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Acquired Assets to Buyer.

5.5 Tax Matters.

(a) Notwithstanding any provision herein to the contrary, any personal property, real property, ad valorem or other similar Taxes (excluding, for the avoidance of doubt, income Taxes and Transfer Taxes) levied with respect to the Business for a taxable period that includes (but does not end on) the Closing Date (a “Straddle Period Tax”) shall be apportioned between Seller, on the one hand, and Buyer, on the other hand, based on the relative number of days included in such period through and including the Closing Date and the number of days included in such period after the Closing Date, respectively. To the extent that any portion of a Straddle Period Tax is paid or required by Law to be paid by one Party hereto but required by the foregoing to be borne by another Party hereto, such other Party shall promptly pay or reimburse the Tax-paying Party for the proper portion of the Straddle Period Tax required to be so borne upon notice from the Tax-paying Party of the calculation and amount of such Straddle Period Tax required to be paid or reimbursed. If the Party disagrees with the Tax-paying Party’s calculation of a Straddle Period Tax, the Parties shall work in good faith to resolve the dispute. Each Party shall timely and duly cause to be filed all Tax Returns and other documentation with respect to all Straddle Period Taxes subject to this Section 5.4(a) that are required by Law to be filed by such Party, and shall pay to the relevant Governmental Authority all such Straddle Period Taxes that are required to be paid by such Party (subject to such reimbursement as provided for herein).

(b) All Transfer Taxes incurred in connection with the transactions contemplated by this Agreement shall be borne by Seller. Such Transfer Taxes shall be paid by Seller when due and Buyer shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. If required by applicable Law, Buyer shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

5.6 Further Assurances. Subject to the other provisions hereof, from and after the Execution Date, at the request of any Party and without further consideration, except as otherwise stated below, each Party agrees to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things reasonably necessary, proper or advisable to consummate and make effective the Asset Purchase and the transactions contemplated under the Transaction Agreements. Without limiting the foregoing, the Parties shall execute such further documents, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be required by the other Party or Parties hereto to consummate the Asset Purchase and to vest Buyer with full title to all of the Acquired Assets, free and clear of all Encumbrances, other than Permitted Encumbrances, in accordance with the terms of this Agreement, and, to the fullest extent permitted by Law or contract, to put Buyer in actual possession and operating control of the Acquired Assets. Following the Closing, (i) Buyer shall promptly deliver to Seller any mail or other communications received by Buyer relating to the Excluded Assets or the Excluded Liabilities, and (ii) Seller shall promptly deliver to Buyer any mail or other communications received by Seller relating to the Acquired Assets.

5.7 Acquired Assets; Failure to Obtain Required Approval.

(a) Notwithstanding the foregoing, if any Acquired Assets are not assignable or transferable (each, a “Non-Transferable Asset”) without consent of a third party thereto, and if any such consent was not obtained on or prior to the Closing Date, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Transferable Asset, and Buyer or its designee(s) shall not assume Seller’s rights or obligations under such Non-Transferable Asset (and such Non-Transferable Asset shall not be included in the Acquired Assets), and instead the Parties shall use commercially reasonable efforts to obtain any such consent as soon as reasonably practicable after the Closing Date and thereafter shall transfer and assign to Buyer such Non-Transferable Assets for no additional consideration. Following any such assignment or transfer, such Non-Transferable Assets shall be deemed Acquired Assets for purposes of this Agreement.

(b) The Parties acknowledge and agree that it is fundamental to Buyer’s willingness to consummate the transactions contemplated hereby that Seller transfer to Buyer, and Buyer acquire, the CLIA certificate, CAP accreditation and State of California Clinical Laboratory license in respect of the Laboratory and all other applicable Business Permits. Accordingly, and notwithstanding the foregoing provisions of this Section 5.7, if any Required Approval for the transfer of the CLIA certificate, CAP accreditation and State of California Clinical Laboratory license in respect of the Laboratory by Seller to Buyer is not obtained on or prior to December 31, 2022 (other than as a result of a breach of this Agreement by Buyer or Buyer Parent), such that the CLIA certificate and the other such Business Permits are not transferred to Buyer by such date, Buyer may elect, by written notice to Seller, that this Agreement, the other Transaction Agreements and the transactions consummated pursuant hereto and thereto prior to such date (the “Designated Transactions”) be deemed void ab initio, in which event the Parties agree that they shall cooperate and take such steps as Buyer may reasonably request to undo any of the Designated Transactions in order to put each Party into an economic and contractual position as similar as practicable to that which it was in immediately prior to the consummation of the Closing, which steps shall include, without limitation, the return by Buyer to Seller of any Acquired Assets, and the return by Seller to Buyer or any portion of the Purchase Price paid hereunder prior to such date, it being agreed and understood that Seller shall not be required to return any amounts paid pursuant to the Management Services Agreement for services performed thereunder (other than any Minimum Quarterly Payment). Pending transfer of any of the Business Permits in respect of any Required Approval, Seller shall, at cost, upon Buyer’s written request (at Buyer’s expense), act as the reference laboratory in respect of all such Business Permits pending transfer, for a period of 18 months after the Closing Date.

5.8 Licensed Software. Effective upon the full execution of this Agreement, and subject to Closing in accordance with the terms and conditions of this Agreement, Seller hereby grants to Buyer, and Buyer hereby accepts from Seller, a three (3) year subscription to DocControl on the terms and subject to the conditions set forth at www.doccontrol.com for Buyer use only, for an unlimited number of users, for no additional license fee (except for the amount of the Purchase Price allocable thereto). Effective upon the full execution of this Agreement, and subject to Closing in accordance with the terms and conditions of this Agreement, Seller hereby grants to Buyer, and Buyer hereby accepts from Seller, an irrevocable, perpetual, royalty-free, nonexclusive, nontransferable, and nonsublicensable license within the United States only to: (a) install LIMSDx on hardware owned and operated by, or within the direct control of, Buyer, (b) use and operate LIMSDx in connection with the Business, and (c) modify, adapt, and create derivative works of LIMSDx, at Buyer’s sole expense, provided that any such adaptations, modifications, and derivative works are used solely for internal, noncommercial purposes. Seller hereby represents, warrants and covenants to Buyer that it has the unconditional and irrevocable right, power and authority to grant the license of LIMSDx granted hereunder. The Parties understand and agree that, subject to the foregoing, LIMSDx is being provided and licensed to Buyer on an as-is basis. Accordingly, notwithstanding anything to the contrary in the Agreement, except as expressly provided in Section 3.8 or this Section 5.8, SELLER HEREBY DISCLAIMS ANY AND ALL WARRANTIES, CONDITIONS, COMMON LAW DUTIES, AND REPRESENTATIONS (EXPRESS, IMPLIED, ORAL, AND WRITTEN), WITH RESPECT TO LIMSDx, OR ANY PART THEREOF, INCLUDING ANY AND ALL EXPRESS, IMPLIED, AND STATUTORY WARRANTIES AND CONDITIONS OF ANY KIND WHATSOEVER, INCLUDING THOSE OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY, FITNESS OR SUITABILITY FOR ANY PURPOSE (WHETHER OR NOT SELLER KNOWS, HAS REASON TO KNOW, HAS BEEN ADVISED, OR IS OTHERWISE IN FACT AWARE OF ANY SUCH PURPOSE), SYSTEM INTEGRATION, ACCURACY OR COMPLETENESS OF RESPONSES OR RESULTS, REASONABLE CARE, WORKMANLIKE EFFORT, LACK OF NEGLIGENCE, AND LACK OF VIRUSES, WHETHER ALLEGED TO ARISE UNDER LAW, BY REASON OF CUSTOM OR USAGE IN THE TRADE, OR BY COURSE OF DEALING. ANY WARRANTY AGAINST INFRINGEMENT THAT MAY BE PROVIDED IN SECTION 2-312 OF THE UNIFORM COMMERCIAL CODE OR IN ANY OTHER COMPARABLE STATUTE IS EXPRESSLY DISCLAIMED BY SELLER. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER MAKES NO WARRANTY THAT: (I) LIMSDx WILL OPERATE PROPERLY, INCLUDING AS INTEGRATED OR USED IN ANY PRODUCT; (II) LIMSDx WILL MEET BUYER’S REQUIREMENTS; (III) THE OPERATION OF LIMSDx WILL BE UNINTERRUPTED, BUG FREE, OR ERROR FREE IN ANY OR ALL CIRCUMSTANCES; OR (IV) ANY DEFECTS IN LIMSDx CAN BE CORRECTED. SELLER DOES NOT GUARANTEE CONTINUOUS, ERROR-FREE, VIRUS-FREE, OR SECURE OPERATION OF OR ACCESS TO LIMSDx. THIS DISCLAIMER OF WARRANTY WILL APPLY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW.

5.9 Record Custodian. After the Closing, Buyer (as operator of the Business) shall be custodian of all records (including without limitation test reports) associated with the operation of the Laboratory, except that Seller shall be permitted to retain copies of any of its employment or other records associated with the performance of the services under the Management Services Agreement.

5.10 Conduct of the Business Following the Closing. On and after the Closing, Seller shall be responsible for coordinating the physical removal of any Excluded Assets and Specimens (other than those in respect of the Business) located at the Facilities, at its sole cost and expense, including, without limitation, the costs and risks associated with the equipment, storage, shipping and transfer of such Excluded Assets and Specimens to Seller’s offices and other facilities, or another location chosen by Seller.

5.11 Management Services Agreement. As part of this Agreement, Seller and Buyer shall enter into an agreement whereby Seller shall manage the operations of the Business and Laboratory, on the terms and subject to the conditions of the Management Services Agreement, as more particularly described in the Management Services Agreement.

5.12 Lease Agreement. As part of this Agreement, Buyer and Endeavour Investments, LLC shall enter into an agreement whereby Buyer leases or subleases, as the case may be, on an exclusive basis the Facilities, on the terms and subject to the conditions set forth therein, as more particularly described on Exhibit D.

5.13 Non-Disparagement. Each Party shall not, and shall use its commercially reasonable efforts to cause its directors, managers, officers, employees and Affiliates not to, disparage or make any false or inaccurate statements (whether in oral, written, electronic or other form) to any media source, industry member-company or group, or financial institution regarding the other Party or such other Party’s Affiliates; provided, however, that the foregoing shall not prohibit the making of truthful statements in the course of sworn testimony in Proceedings (including, without limitation, depositions in connection with such Proceedings) or otherwise as required by Law.

5.14 Maintenance of Existence. Seller covenants and agrees to maintain its corporate existence and not to take any action to liquidate or dissolve under state law prior to the three-year anniversary of the Closing Date.

5.15 Insurance. Seller shall prior to Closing and at its expense purchase a tail policy in respect of its errors and omissions insurance, with a term of not less than six (6) years, covering the Acquired Assets and the Business as conducted prior to the Closing and naming Buyer as an additional insured.

5.16 Termination of EsoGuard Commercialization Agreement. Effective as of Closing, that certain EsoGuard Commercialization Agreement, dated as of August 9, 2021 (the “Commercialization Agreement”), by and between Buyer and Seller, shall automatically terminate and shall cease to be of any force and effect; provided that nothing in this Section 5.16 shall be deemed to release any Party for any breach of the Commercialization Agreement prior to its termination or preclude the remedy of specific performance for any other Party to enforce the breaching Party’s obligations under such agreement.

ARTICLE VI

Conditions to Obligation to Close

6.1 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby is subject to satisfaction or Buyer’s written waiver, at or prior to Closing, of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties set forth in Article III above shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been true and correct as of such date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby.

(b) Performance by Seller. Seller shall have performed and complied in all material respects with all of its covenants, agreements and obligations hereunder through the Closing.

(c) Delivery of Closing Documents. Seller shall have delivered to Buyer each of the items listed in Section 2.2 at or before the Closing.

6.2 Conditions to Obligations of Seller. The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction or Seller’s written waiver, at or prior to Closing, of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties set forth in Article IV above shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except to the extent any such representation or warranty speaks as of the date of this Agreement or any other specific date, in which case such representation or warranty shall have been true and correct as of such date).

(b) Performance by Buyer. Each of Buyer and Buyer Parent shall have performed and complied in all material respects with all of its covenants, agreements and obligations hereunder through the Closing.

(c) Delivery of Closing Documents. Buyer shall have delivered to Seller each of the items listed in Section 2.3 at or before the Closing.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

7.1 Indemnification by Seller. Subject to Section 7.6, Seller covenants and agrees to indemnify, protect and hold each of the Buyer Indemnified Parties harmless from, against and in respect of all Damages suffered, sustained, incurred or paid by any Buyer Indemnified Party, in each case in connection with, resulting from or arising out of: (a) the breach of any representation or warranty made by Seller set forth in this Agreement; (b) the breach of any covenant or agreement on the part of Seller set forth in this Agreement; and (c) any Excluded Asset or Excluded Liability.

7.2 Indemnification by Buyer. Subject to Section 7.6, each of Buyer and Buyer Parent, jointly and severally, covenants and agrees to indemnify, protect and hold each of the Seller Indemnified Parties harmless from, against and in respect of all Damages suffered, sustained, incurred or paid by any Seller Indemnified Party, in each case in connection with, resulting from or arising out of: (a) the breach of any representation or warranty made by Buyer set forth in this Agreement; (b) the breach of any covenant or agreement on the part of Buyer set forth in this Agreement; and (c) any other Liability (other than Excluded Liabilities) attributable to Buyer’s ownership or operation of the Acquired Assets or the Business after the Closing.

7.3 Indemnification Procedures.

(a) If a claim for Damages is to be made by any Buyer Indemnified Party or Seller Indemnified Party, as the case may be (the “Indemnified Party”), that does not involve a third party, such Indemnified Party shall give written notice (a “Claim Notice”) to Buyer and Buyer Parent or Seller, as the case may be (the “Indemnifying Party”), within a reasonable time after such Indemnified Party becomes aware of any fact, condition or event giving rise to Damages for which indemnification may be sought; however, that any failure on the part of the Indemnified Party to so notify the Indemnifying Party shall not limit any of the obligations of the Indemnifying Party or any of the rights of the Indemnified Party under this Article VII (except to the extent such failure materially prejudices the defense of such claim, demand or Proceeding or the Indemnifying Party forfeits rights or defenses by reason of such failure).

(b) In the event that, subsequent to the Closing, any Indemnified Party receives notice of the assertion of any claim or demand or the commencement of any Proceeding against such Indemnified Party by any Person who is not a Party to this Agreement (a “Third-Party Claim”), and for which such Indemnified Party is entitled to indemnification pursuant to this Article VII, the Indemnified Party shall promptly give written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim, which notice shall include in reasonable detail such information as the Indemnified Party may have (but only to the extent known) with respect to such Third-Party Claim (including, without limitation, the nature and basis of such claim, the amount in dispute under such claim, copies of any summons, complaints or other pleadings which may have been served on the Indemnified Party or its agents and any written claim, demand, invoice, billing or other document evidencing the same), to the Indemnifying Party; provided, however, that any failure on the part of the Indemnified Party to so notify the Indemnifying Party shall not limit any of the obligations of the Indemnifying Party or any of the rights of the Indemnified Party under this Article VII (except to the extent such failure materially prejudices the defense of such claim, demand or Proceeding or the Indemnifying Party forfeits rights or defenses by reason of such failure). The Indemnifying Party shall have the right, at its own cost and expense, to participate in, or by giving written notice to the Indemnified Party, to assume the defense at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel (which counsel shall be reasonably acceptable to the Indemnified Party, it being acknowledged and agreed that such counsel may be limited to panel counsel under the Indemnifying Party’s applicable insurance policies), and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to the terms of this Section 7.3(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently pursue the compromise or defense of such Third-Party Claim after assuming the same, the Indemnified Party may, subject to the terms of this Section 7.3(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Damages based upon, arising from or relating to such Third-Party Claim. Notwithstanding anything to the contrary in this Agreement, the Party that does not assume control of the defense of such Third-Party Claim may participate in such Third-Party Claim and retain separate co-counsel at its sole cost and expense. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as provided in this Section 7.3(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and provides solely and exclusively for the payments of amounts for which the Indemnified Parties will be indemnified in full hereunder and not subject to the Indemnified Party to any injunctive relief and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to this Section 7.3(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

7.4 Cooperation. From and after the delivery of a notice of a claim for indemnification under this ARTICLE VII, Buyer and Buyer Parent, on the one hand, and Seller, on the other hand, shall reasonably cooperate with and grant the other Parties and their respective Representatives reasonable access, during normal business hours, to the books, records, personnel and properties of such Party to the extent reasonably related to such claim. Notwithstanding the foregoing, no Party shall have any obligation under this Section 7.4 to make available any information if making such information available would (a) jeopardize any attorney-client privilege, or (b) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which such Party is a party) (it being understood that each Party shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to occur without contravening such Law, duty or agreement).

7.5 Survival of Representations, Warranties, and Covenants. All representations, warranties and covenants contained in this Agreement and any certificate delivered pursuant hereto shall survive the Closing for a period of fifteen (15) months after the Closing Date, and shall thereafter expire; provided, however, that (a) the Excluded Representations shall survive for thirty (30) days after the expiration of the applicable statute of limitations and (b) claims based on Fraud shall survive without limitation (as applicable, the “Survival Period”). Except as provided herein, no claim for indemnification for a breach of representation or warranty may be made under this Article VII after the expiration of the applicable Survival Period. Notwithstanding the foregoing, any representation, warranty and covenant with respect to which a claim has been duly made under this Article VII for breach thereof prior to the end of the applicable Survival Period otherwise applicable to such representation, warranty and covenant shall survive until such claim is resolved.

7.6 Limitations on Indemnification.

(a) The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 7.1(a) or Section 7.2(a), as applicable, unless and until the aggregate amount of all Damages exceeds an amount equal to Fifty Thousand Dollars ($50,000) (the “Basket”), in which event the Indemnifying Party shall then be required to pay or be liable for such Damages back to and including the first dollar. The aggregate amount of all Damages of the Indemnifying Party under Section 7.1(a) or Section 7.2(a), as applicable, shall not exceed the Purchase Price. Notwithstanding anything to the contrary contained herein, this Section 7.6(a) shall not apply in respect of any claim for Fraud.

(b) For the sole purpose of determining the amount of any Damages with respect to any breach of any representation, warranty or covenant by Seller for purposes of indemnification under this ARTICLE VII (and not for determining whether or not any breaches of representations, warranties or covenants have occurred), any qualification or limitation of a representation, warranty or covenant by reference to materiality of matters stated therein or as to matters having or not having “Material Adverse Effect,” “materiality” or words of similar effect, shall be disregarded.

(c) Payments with respect to any Damages shall be limited to the amount of any Damages that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually to be received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Damages prior to seeking indemnification under this Agreement.

(d) Except as otherwise provided herein, in no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, special or exemplary Damages, consequential, incidental or indirect Damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any Damages based on any type of multiple.

(e) Payments by an Indemnifying Party pursuant to this Article VII in respect of any Damage shall be reduced by an amount equal to any Tax benefit realized as a result of such Damage by the Indemnified Party.

(f) Each Indemnified Party shall, and shall cause its Affiliates to, use commercially reasonable efforts to mitigate any Damage upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

7.7 Adjustments to Purchase Price. Any indemnification payments pursuant to this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

7.8 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.

7.9 Exclusive Remedies. Subject to Section 8.3, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from Fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VII. In furtherance of the foregoing, except with respect to Section 8.3, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VII. Nothing in this Section 7.9 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 8.3 or to seek any remedy on account of any Fraud by any Party hereto.

ARTICLE VIII

MISCELLANEOUS

8.1 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon Seller, Buyer and their respective successors and permitted assigns; provided, however, that no Party shall make any assignment of this Agreement or any interest herein without the prior written consent of the other Parties, and any such purported assignment without such prior written consent shall be void and of no force or effect; provided, however, that Buyer may assign all or any of its respective rights and obligations hereunder, upon reasonable written notice to Seller, (i) after the Closing, in connection with a merger, consolidation or sale of all or substantially all of the assets of Buyer, or (ii) as collateral security to any lender to Buyer. Any such assignment will not relieve the Party making the assignment from any Liability under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

8.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State. Each of the Parties hereto (i) hereby submits itself to the exclusive jurisdiction of any federal court located in the State of New York or any New York state court having subject matter jurisdiction in the event any dispute arises out of this Agreement in either case located in New York City, New York, (ii) agrees that venue will be proper as to Proceedings brought in any such court with respect to such a dispute, (iii) will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court, and (iv) agrees to accept service of process at its address for notices pursuant to this Agreement in any such action or Proceeding brought in any such court.

8.3 Specific Performance; Remedies.

(a) Each Party acknowledges that the other Parties shall be irreparably harmed and that there shall be no adequate remedy at Law for any violation by any of them of any of the covenants or agreements contained in this Agreement. It is accordingly agreed that, in addition to, but not in lieu of, any other remedies that may be available upon the breach of any such covenants or agreements, each Party shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other Parties’ covenants and agreements contained in this Agreement.

(b) Except as otherwise provided herein, all rights and remedies of the Parties under this Agreement shall be cumulative, and the exercise of one or more rights or remedies shall not preclude the exercise of any other right or remedy available under this Agreement or applicable Law.

8.4 Severability. Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof. In the event that any provision of this Agreement shall finally be determined to be unlawful, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect; provided, however, that upon such determination that any term or other provision is unlawful, the Parties hereto shall modify this Agreement so as to effect the original intent of the Parties as closely as possible in a legally valid manner in order that each transaction contemplated hereby is consummated as originally contemplated to the greatest extent possible.

8.5 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Buyer, Buyer Parent and Seller.

8.6 Waiver. Either Buyer (with respect to Buyer), on the one hand, or Seller (with respect to Seller), on the other hand, may to the extent permitted by applicable Law (a) extend the time for the performance of any of the obligations or other acts of Seller or Buyer, as applicable, (b) waive any inaccuracies in the representations and warranties of Seller or Buyer, as applicable, contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements of Seller or Buyer, as applicable, contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any Party of any term of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term of this Agreement on any future occasion.

8.7 Notices. All notices, requests, consents, waivers and other communications required or permitted to be given hereunder shall be in writing or by facsimile or by email and shall be deemed to have been duly given (a) if personally delivered, upon delivery or refusal of delivery, (b) if mailed by registered or certified United States mail, return receipt requested, postage prepaid, upon delivery or refusal of delivery, (c) if sent by a nationally recognized overnight delivery service, upon delivery or refusal of delivery, or (d) if sent by email, upon transmission if during normal business hours on a Business Day or upon the opening of business on the subsequent Business Day if transmitted after normal business hours. All notices, consents, waivers or other communications required or permitted to be given hereunder shall be addressed as follows:

(a)	If to Buyer or Buyer Parent:

LucidDx Labs, Inc.
One Grand Central Place, Suite 4600
New York, NY 10165
	Attn:	Lishan Aklog, MD
	Phone:	(212) 949-4319
	Email:	la@pavmed.com

and a copy to (which shall not constitute notice):

Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
	Attn:	Michael Gordon, Esq.
	Phone:	(212) 833-1197
	Email:	mgordon@fklaw.com

(b)	If to Seller:

ResearchDx, Inc.
5 Mason Ln, Suite 100
Irvine, CA 92618
Attn: Philip D. Cotter, PhD, FACMG, FFSc(RCPA)
Phone: (510) 332-0477
	Email:	pcotter@researchdx.com

and a copy to (which shall not constitute notice):

Mitchell Silberberg & Knupp LLP
2049 Century Park East, 18th Floor
Los Angeles, CA 90067
	Attn:	Karin G. Pagnanelli and Nimish Patel
	Phone:	(310) 312-3746 and (310) 312-3102
	Email:	kgp@msk.com and nxp@msk.com

or at such other address or addresses as the Party addressed may from time to time designate in writing pursuant to notice given in accordance with this Section 8.7.

8.8 Expenses. Except as otherwise provided hereunder, all costs and expenses of Seller (including, without limitation, financial advisory fees, legal fees and expenses, broker and finder fees, and fees and expenses of accountants) incurred by Seller in connection with the transactions contemplated hereby shall be borne by Seller, and all costs and expenses of Buyer and Buyer Parent (including, without limitation, financial advisory fees, legal fees and expenses, broker and finder fees, and fees and expenses of accountants) incurred by Buyer or Buyer Parent in connection with the transactions contemplated hereby shall be borne by Buyer and Buyer Parent.

8.9 Buyer Parent Guarantee. Buyer Parent hereby fully guarantees the due and prompt performance, payment and discharge when due of, and shall be jointly and severally liable with Buyer for the due and punctual performance, payment and discharge of, each and every payment and indemnification obligation of Buyer arising under this Agreement or any of the Transaction Agreements (collectively, the “Buyer Guaranteed Obligations”), including the payment of the Purchase Price and Buyer’s indemnification obligations under Section 7.2. The Buyer Guaranteed Obligations are primary, absolute, unconditional and irrevocable, and such obligations shall continue in full force and effect until the payment and performance, as applicable, of all of the Buyer Guaranteed Obligations and are not conditioned upon any event or contingency or upon any attempt first to obtain payment from Buyer under this Agreement or any of the Transaction Agreements, or pursuit of any other right or remedy against Buyer through the commencement of Proceedings or otherwise. With respect to its obligations under this guarantee, Buyer Parent expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever. Buyer Parent acknowledges and agrees that its obligations under this guarantee shall continue in full force and effect, without notice from any other party or Buyer in the event the obligations of Buyer, Seller, or Buyer Parent under this Agreement or any of the Transaction Agreements are amended or in any way modified, and that the Buyer Guaranteed Obligations shall continue and shall apply in full to such amended obligations of such Buyer or Buyer Parent as though the amended terms had been part of this Agreement or any of the Transaction Agreements, as applicable, from the original date of execution thereof. Buyer Parent waives any right to require that any resort be had by Seller (a) against Buyer for any of the Buyer Guaranteed Obligations or (b) against any other right or remedy available to Seller by contract, applicable Law or otherwise. Without limiting the foregoing, Buyer Parent hereby waives and relinquishes all rights and remedies now or hereafter accorded by applicable Law to sureties and/or guarantors or any other accommodation parties, under any statutory provision, common law or any other provision of law, custom or practice, and agrees not to assert or take advantage of any such rights or remedies. In connection with the Buyer Guaranteed Obligations, Buyer Parent hereby represents and warrants to Seller that the value of the consideration received, and to be received, by Buyer Parent in connection with the transactions contemplated under the Agreement is worth at least as much as the liabilities and obligations of Buyer Parent under this Section 8.9, and that such liabilities and obligations are expected to benefit Buyer Parent either directly or indirectly.

8.10 Absence of Third-Party Beneficiary Rights. Except for Article VII (which shall be for the benefit of the Indemnified Parties), no provision of this Agreement is intended, or will be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind in any Person other than the Parties hereto.

8.11 Mutual Drafting. This Agreement is the mutual product of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Parties, and shall not be construed for or against any Party hereto, but according to the application of the rules of interpretation of contracts. Each Party waives the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

8.12 Further Representations. Each Party acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel. Each Party further represents that it is being independently advised as to the Tax or securities consequences of the transactions contemplated by this Agreement and is not relying on any representations or statements made by any other Party as to such Tax and securities consequences.

8.13 Gender. Unless the context clearly indicates otherwise, where appropriate the singular shall include the plural and the masculine shall include the feminine or neuter, and vice versa, to the extent necessary to give the terms defined herein and/or the terms otherwise used in this Agreement the proper meanings.

8.14 Headings. The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

8.15 Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed and delivered shall be deemed an original and all of which, taken together, shall constitute one and the same agreement. This Agreement and any document or schedule required hereby may be executed and delivered by facsimile or electronic mail of a “.pdf” data file, which shall be considered legally binding for all purposes.

8.16 Entire Agreement; Amendments. This Agreement, those documents expressly referred to herein, including all appendices, exhibits and schedules hereto, and the other documents of even date herewith, embody the complete agreement and understanding among the Parties and supersede and preempt any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to the subject matter hereof.

[Balance of page intentionally left blank. Signatures appear on following pages.]

IN WITNESS WHEREOF, each Party hereto has signed, or has caused to be signed by its officer thereunto duly authorized, this Agreement as of the Execution Date.

BUYER:

LUCIDDX LABS INC.

By:	/s/ Lishan Aklog, MD
Name:	Lishan Aklog, MD
Title:	Executive Chairman

BUYER PARENT:

LUCID DIAGNOSTICS INC.

By:	/s/ Lishan Aklog, MD
Name:	Lishan Aklog, MD
Title:	Chairman and CEO

SELLER:

RESEARCHDX, INC.

By:	/s/ Philip D. Cotter, PhD
Name:	Philip D. Cotter, PhD, FACMGG, FFSc (RCPA)
Title:

APPENDICES

Appendix A	Defined Terms

EXHIBITS

Exhibit A	Bill of Sale, Assignment and Assumption Agreement
Exhibit B	Management Services Agreement
Exhibit C	Lease Agreement

SCHEDULES

Schedule 1.1	Acquired Assets
Schedule 1.2	Specified Excluded Assets
Schedule A-1	Permitted Encumbrances
Schedules 3.1–3.21	Seller Disclosure Schedules

Appendix A

Defined Terms

(1) “Acquired Assets” means all of the following assets, properties, interests and other rights of Seller to the extent that such assets, properties and rights exist as of the Closing Date: (i) all Business Permits; (ii) all Books and Records set forth on Schedule 1.1, to the extent transferrable under applicable Law (the “Acquired Records”); (iii) all information technology hardware set forth on Schedule 1.1; and (iv) the other assets set forth on Schedule 1.1.

(2) “Affiliate” means, as to any Party, any Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Party. For purposes of this definition, an entity shall be deemed to be “controlled by” a Person if the Person possesses, directly or indirectly, power either to (a) vote fifty percent (50%) or more of the securities (including convertible securities) of such entity having ordinary voting power or (b) direct or cause the direction of the management or policies of such entity whether by contract or otherwise; and, as to a Party who is a natural Person, such Person’s spouse, siblings and lineal descendants.

(3) “Bill of Sale, Assignment and Assumption Agreement” means the agreement substantially in the form set forth in Exhibit A.

(4) “Books and Records” means all books, files, papers, ledgers, correspondence, databases, information systems, programs, materials, documents and records, including, without limitation, as applicable, all records and documents relating to the Acquired Assets and the Assumed Liabilities (including, without limitation, the purchasing, sales and return materials authorization records, testing records for all the Business’s products, vendor and pricing lists, accounting, financial and business records, billing records, product documentation, inventory records, product specifications, research and development records, patent disclosures, patent files histories, manuals, marketing requirement documents, end user documentation, packaging materials, brochures, user manuals, graphics and artwork), on whatever medium.

(5) “Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York, NY are closed.

(6) “Business Permits” has the meaning set forth in Section 1.5(b)(i)(C).

(7) “Buyer Indemnified Party” means Buyer, its Affiliates and their respective successors and assigns, and the officers, directors, employees and stockholders of Buyer and its Affiliates.

(8) “Closing” means the closing of the transactions contemplated by this Agreement.

(9) “Code” means the Internal Revenue Code of 1986, as amended.

(10) “Contract” means any note, bond, mortgage, debt instrument, security agreement, contract, license, lease, sublease, covenant, commitment, guarantee, power of attorney, proxy, indenture, purchase and sale order, or other agreement or arrangement, oral or written, to which either Party is currently a party or by which such Party or any of its respective assets or property are currently bound, including any and all amendments, waivers or other changes thereto that is used in the operation of the Business or relates to the operations of the Business.

(11) “Customer” means Seller’s clients or customers, other than Buyer.

(12) “Customer Contracts” means the Contracts between Seller and its Customers.

(13) “Damages” means all Liabilities, losses, claims, damages, causes of actions, lawsuits, administrative Proceedings (including informal Proceedings), investigations, audits, demands, assessments, adjustments, judgments, settlement payments, deficiencies, penalties, fines, Taxes, and costs and expenses (including, without limitation, reasonable and documented attorneys’ fees).

(14) “DocControl” means Seller’s DocControl Document Management software.

(15) “Encumbrance” means any claim, lien, pledge, assignment, option, charge, easement, license, restraint, security interest, right-of-way, encumbrance, mortgage or other right or obligation (including, without limitation with respect to Intellectual Property Rights, any license, covenant, release or immunity).

(16) “Excluded Assets” means the all assets, properties or rights of Seller other than the Acquired Assets, which shall be excluded from the Acquired Assets and retained by Seller, including the following: (i) all cash and cash equivalents, prepaid deposits or other amounts prepaid by Customers and Buyer, bank accounts, equity and securities interests of Seller wherever located, including, without limitation, the shares of capital stock of Seller held in treasury; (ii) all Books and Records of Seller, other than those included in the Acquired Assets; (iii) all Books and Records pertaining to employees of the Business; (iv) all Contracts; (v) all Intellectual Property Rights, subject to the license of the Licensed Software set forth herein; (vi) any insurance policies maintained by Seller and any claims or proceeds under such policies and all obligations under those insurance policies including costs associated with defense of any Proceedings in connection with such claims; (vii) all Proceedings, reimbursements and demands, of whatever nature, available to or being pursued by Seller, whether arising by way of counterclaim, cross-claim, or otherwise relating to the Excluded Assets or and arising out of or relating to any occurrence or event happening prior to the Closing Date, or that arises after the Closing but that arises out of or relates to any breach of, or failure to perform or comply with, any covenant or obligation by a third party that occurred prior to the Closing; (viii) all real property or any interest in real property owned or leased by Seller, subject to the Lease Agreement; (ix) all losses, loss carry forwards, loss carry backs, and rights to receive refunds, rebates, offsets, credits or credit carry forwards with respect to Taxes of Seller or its Affiliates and all other Tax assets or Seller or its Affiliates; (x) the other assets, properties and rights specifically set forth on Schedule 1.2; and (xi) the rights of Seller under this Agreement and the other Transaction Agreements.

(17) “Excluded Liabilities” means all Liabilities of Seller other than the Assumed Liabilities, including but not limited to, (i) all Liabilities arising out of the ownership or operation of the Business or the ownership, use, possession or condition of the Acquired Assets prior to the Closing; (ii) any Liability arising in connection with any Excluded Asset; (iii) all Seller Employee Liabilities; (iv) any Proceeding against Seller or the Acquired Assets pending on the Closing Date or commenced after the Closing Date and arising out of or relating to any occurrence or event happening prior to the Closing Date; (v) any Liability that arises after the Closing but that arises out of or relates to any breach of, or failure to perform or comply with, any covenant or obligation by Seller that occurred prior to the Closing; (vi) any Liabilities under the material Contracts to which Seller is a Party relating to the Business arising under any period prior to Closing; and (vii) subject to Section 5.5, all Liabilities for Taxes relating to the Business or the Acquired Assets or the Assumed Liabilities for any taxable period beginning before the Closing Date and for Taxes for which Seller is liable pursuant to this Agreement.

(18) “Excluded Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authority for Agreement), Section 3.4 (Taxes), Section 3.11 (CLIA), Section 3.20 (Brokers), Section 4.1 (Organization), Section 4.2 (Authority for Agreement), and Section 4.9 (Brokers).

(19) “Execution Date” has the meaning given to such term in the Preamble.

(20) “Exploit” means develop, design, test, modify, make, use, sell, have made, used and sold, import, reproduce, market, distribute, commercialize, support, maintain, correct and create derivative works of.

(21) “Facilities” means the facilities located at 14 Orchard Road, Lake Forest, CA 92630.

(22) “Fraud” means, with respect to a Party, an actual and intentional misrepresentation of a material existing fact with respect to the making of any representation or warranty in Article III or Article IV made by such Party.

(23) “GAAP” means United States generally accepted accounting principles, consistently applied.

(24) “Governmental Authority” or “Governmental Authorities” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Person and any court or other tribunal and including any arbitrator and arbitration panel); in each of the foregoing cases with the authority to legally bind the applicable party.

(25) “Government Healthcare Program” means all state and federal health benefit programs sponsored by a Governmental Authority, including any federal health care program (as defined in 42 U.S.C. § 1320a-7b(f)), Medicare and Medicare Advantage, state Medicaid programs, state CHIP programs, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority

(26) “Health Care Laws” means all health care federal, state and local laws, rules and regulations, and rules of applicable accreditation organizations, applicable to the items and services that Seller provides or arranges for, including, without limitation, and any amendments, regulations, and administrative rulings thereto, the Title XVIII of the Social Security Act (“Medicare statute”) (42 U.S.C. §§1395-1395hhh); Title XIX of the Social Security Act, 42 U.S.C. §§1396-1396v (“Medicaid statute”); the Ethics in Patient Referrals Act (“Stark Law”) (42 U.S.C. §1395nn); the federal Anti-Kickback Act of 1986 (41 U.S.C. §§51-58); the federal Anti-kickback Statute (42 U.S.C. §1320a-7b); the federal False Claims Act (31 U.S.C. §3729 et seq.); the federal Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812); the federal Civil Monetary Penalties Law (42 U.S.C. §1320a-7a); the federal Exclusion Laws (42 U.S.C. §1320a-7); the federal Eliminating Kickbacks in Recovery Act (18 U.S.C. §220); the federal Physician Sunshine Act (42 U.S.C. §1320a-7h) and any similar state and local laws; any other federal, state, or local laws and rules governing licensure, certification, corporate practice of medicine, fee-splitting, anti-kickback, self-referral, or reimbursement; and any other healthcare fraud and abuse laws and compliance guidance, advisory opinions, and special fraud alerts published by the Office of the Inspector General of the Department of Health and Human Services or any applicable state governmental agency (collectively, “Health Care Laws”).

(27) “HIPAA” means the Administrative Simplification section of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, and as otherwise may be amended from time to time, and any and all implementing regulations, as in effect from time to time, including, but not limited to, the federal privacy regulations as contained in 45 CFR Parts 160 and 164, the Electronic Transaction Standards (45 CFR Parts 160 and 162), the Security Standards (45 CFR Parts 160, 162 and 164), and applicable data breach notification requirements (collectively, “HIPAA”).

(28) “Intellectual Property Rights” means the following subsisting throughout the world: (a) Patent Rights; (b) Trademarks and all goodwill of the business symbolized by the Trademarks; (c) copyrights, works of authorship, copyrightable works (including, but not limited to, Software), designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (d) inventions, invention disclosures, and statutory invention registrations, whether or not reduced to practice; (e) trade secrets, know-how, processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, and Customer and supplier lists and information, and other proprietary information or materials, whether patentable or nonpatentable and whether copyrightable or noncopyrightable; and (f) other intellectual property and proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions), including, but not limited to, rights to recover for past, present and future violations thereof.

(29) “IRS” means the Internal Revenue Service or any successor agency thereto.

(30) “Knowledge” means: (i) with respect to Seller, the actual knowledge of the following personnel of Seller after reasonable inquiry: Philip D. Cotter, PhD, FACMGG, FFSc (RCPA) and Mathew W. Moore, PhD; and (ii) with respect to Buyer, the actual knowledge of the following personnel of Buyer, after reasonable inquiry: Lishan Aklog, M.D. and Dennis McGrath.

(31) “Law” or “Laws” means all laws, statutes, ordinances, rules and regulations of any Governmental Authority, including all orders, judgments, injunctions, awards, decisions or decrees of any court having effect of law.

(32) “Lease Agreement” means the contract, in the form attached hereto as Exhibit D, pursuant to which, among other things, Endeavour Investments, LLC will lease to Buyer after the Closing Date for the period set forth therein the Facilities, on the terms and subject to the conditions set forth therein.

(33) “Liability” or “Liabilities” means any liability, claim, loss, Damage, deficiency, cost, expense, Tax, debt, obligation or responsibility, either accrued, absolute, contingent, mature, unmatured or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

(34) “Licensed Software” means DocControl and LIMSDx.

(35) “LIMSDx” means Seller’s LIMSDx sample management software.

(36) “Management Services Agreement” means the Contract, in the form attached hereto as Exhibit C, pursuant to which, among other things, Seller will provide certain services by Excluded Employees to Buyer after the Closing Date for the period set forth therein, on the terms and subject to the conditions set forth therein.

(37) “Material Adverse Effect” means any fact, event, circumstance or effect that (individually or when considered in the aggregate with all other such facts, events, circumstances or effects) would reasonably be expected to result in, a material adverse effect on, or a material adverse change to, the financial condition, business, results of operations or technology of the Business as currently conducted or the right or ability of Seller to consummate the transactions contemplated hereby: provided, however, that “Material Adverse Effect” shall not include any adverse fact, event, circumstance, effect, change, event or effect arising from or attributable to (i) changes in accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (ii) changes in any Laws or the enforcement, implementation or interpretation thereof; (iii) conditions generally affecting the industries in which the Business operates; (iv) general economic or political conditions or changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (v) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (vi) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the other Party; (vii) the public announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Seller or the Business; (viii) any natural or man-made disaster or acts of God; (ix) any epidemics, pandemics, disease outbreaks, or other public health emergencies; (x) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (x) any change arising from or relating to Buyer Parent’s stock price; (xi) any business decision made or other action or omission taken or made by Buyer or Buyer Parent, any competitor of Buyer or Buyer Parent, any of Buyer’s or Buyer Parent’s respective Affiliates; and (xii) any omission to act or action taken by Seller to the extent expressly permitted by the terms of this Agreement or otherwise with the consent or upon the request of Buyer or Buyer Parent (including those omissions to act or actions taken which are required by this Agreement); provided, further, that with respect to a matter described in any of the foregoing clauses (ii) through (iii), such matter shall only be excluded so long as such matter does not have a disproportionate effect on such Person relative to other similarly situated comparable entities operating in the industry in which such Person operates (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred).

(38) “Patent Rights” means all patents and patent applications (including provisional patent applications); all utility models, design registrations and certificates of invention and applications for utility models, design registrations and certificates of invention; and all other governmental grants and applications for governmental grants for the protection of inventions or industrial designs (including all continuations, continuations-in-part, divisionals, renewals, extensions, reissues and reexaminations and applications or requests therefor).

(39) “Paycheck Protection Program” means the Paycheck Protection Program established under the CARES Act and administered by the U.S. Small Business Administration.

(40) “Permits” means all permits, licenses, franchises, accreditations, approvals, authorizations, insurance and other registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities or, in the case of any accreditations, any private accrediting body.

(41) “Permitted Encumbrances” means (a) Encumbrances for Taxes (i) not yet due and payable, (ii) payable without penalty or addition thereto, or (iii) being contested in good faith; (b) Encumbrances of landlords and workers’, carriers’, materialmen’s, suppliers’ and mechanics’ Encumbrances, (c) Encumbrances that will be released prior to or as of the Closing, (d) Encumbrances set forth on Schedule A-1, (e) Encumbrances arising under original purchase price conditional sales contracts and equipment operating leases with third parties entered into in the ordinary course of business, and (f) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property.

(42) “Person” means any person, limited liability company, partnership, trust, unincorporated organization, corporation, association, joint stock company, business, Governmental Authority or other entity.

(43) “Personal Data” means: (a) any piece of information that allows the identification of a natural Person, including, a natural Person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number or other government issued identification number, passport number, financial account number, or credit or debit card number; and (b) any health information related to a Specimen or any Person who owns a Specimen.

(44) “Proceeding” means any judicial or administrative action, arbitration, claim, demand, hearing, investigation, litigation, proceeding or suit, whether civil, criminal, or administrative, and whether commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator.

(45) “Provider Relief Funds” means financial support under the HRSA COVID-19 Uninsured Program and the Coverage Assistance Fund given to providers who experienced lost revenues and increased expenses during the pandemic in order to maintain national health system capacity.

(46) “Representatives”, with respect to any Person, means the directors, officers, employees, consultants, agents or other representatives thereof (including legal counsel, accountants, financial advisors, investment bankers and brokers).

(47) “Required Consents” means all consents that are listed or are required to be listed on Schedule 3.3.

(48) “Seller” has the meaning given to such term in the Preamble.

(49) “Seller Disclosure Schedule” has the meaning given to such term in Article III.

(50) “Seller Employee Liabilities” means (i) any Liability under any Benefit Plan or any other employment or benefit plan, program, agreement or arrangement maintained, sponsored or contributed or required to be contributed to by Seller or any of its Affiliates or with respect to which Seller or any of its Affiliates has any Liability; and (ii) any Liabilities relating to or incurred in connection with the employment or service by, or termination from employment or service with, Seller or any of its Affiliates of any Person, including but not limited to any and all Liabilities pertaining to any salary or wages, vacation pay, bonuses or any other type of compensation or benefits.

(51) “Seller Indemnified Party” means Seller, its Affiliates, and their respective successors and assigns, and the officers, directors, employees, stockholders and members of Seller and its Affiliates.

(52) “Seller’s Other Businesses” means any business conducted prior to, as of and after the Closing Date by Seller or its Affiliates other than the Business, including, but not limited to, the manufacturing, marketing, distributing, selling, developing, performing, producing or supplying, as the case may be, of: (i) molecular and bioinformatics technology; (ii) clinical laboratory and/or genetic diagnostic testing technologies and/or services; (iii) liquid biopsy and other oncology diagnostics products and services; (iv) organ transplant rejection products and services; and (v) prenatal testing products and services.

(53) “Shared Contracts” means all Contracts to which Seller is a party that are used in or benefit the Business as conducted by Seller and are also used in or benefit one or more of Seller’s Other Businesses.

(54) “Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

(55) “Specimen(s)” means any collected samples for laboratory testing in respect of the Business held by Seller, or transported to Seller up to and through the Closing.

(56) “Tax” or “Taxes” means any tax or duty or similar governmental fee, levy, assessment or charge of any kind whatsoever imposed by a Governmental Authority, including, without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed property, escheat, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, together with any penalties, additions to tax or additional amounts arising with respect to the foregoing or the obligation to file Tax Returns, and any interest on any of the foregoing.

(57) “Tax Return” means any report, return, statement, claim for refund, election, declaration or other information with respect to any Tax required to be filed or actually filed with a taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

(58) “Trademarks” means any trademarks (whether or not registered), service marks, trade dress, trade names, logos, Domain Names, URLs, corporate names, doing business as designations (DBAs), and fictitious names, together with all of the goodwill of the business symbolized thereby.

(59) “Transaction Agreements” means this Agreement and each of the other agreements, certificates, documents and instruments contemplated hereby and thereby, including all Annexes, Schedules, and Exhibits attached hereto and thereto.

(60) “Transfer Taxes” means any transfer, documentary, sales, use, stamp, registration or other similar Taxes and fees, together with any penalties, additions to tax or additional amounts arising with respect to the foregoing or the obligation to file Tax Returns, and any interest on any of the foregoing.

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